July 7, 2017

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetIQ, Inc.

Registration Statement on Form S-1 (File No. 333-218955)

CIK No. 0001668673

Dear Mr. Reynolds:

Set forth below are the responses of PetIQ, Inc. (the “Company”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated July 6, 2017, relating to the changed pages to the Company’s Registration Statement on Form S-1 submitted to the Commission on June 23, 2017 (the “Registration Statement”), as amended by Amendment No. 1 submitted on July 6, 2017. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. In addition, as previously discussed with the Staff, we enclose accompanying changed pages to the Registration Statement in response to the comments of the Staff. The enclosed changed pages have been marked to reflect changes made from the Registration Statement.

Registration Statement Cover Page

Comment No. 1

Please revise the proposed maximum aggregate offering price to include the 850,000 overallotment shares.

Response:

The Company has revised the cover page of the Registration Statement.

Basis of Presentation, page iii

Comment No. 2

Please clarify your definitions of “Certain Sponsors,” “Sponsor Corps,” and “Continuing LLC Owners” as they relate to your equity sponsors listed on page 9 and your organizational structure on page 16. Also reconcile the definition of “Certain Sponsors” with the information in the footnote (1) to the beneficial ownership table on page 97.

July 7, 2017

Response:

The Company has revised the disclosure on pages iii, 16, 91 and 97 of the Registration Statement.

The Offering, page 11

Comment No. 3

Please clarify in the filing why the percentages of voting power in this section and on page 39 are different than the percentages of voting power in the organizational chart on pages 16 and 40.

Response:

The Company advises the Staff that the disclosure on pages 16 and 40 has been revised to be consistent with the percentages of voting power on pages 11 and 12 of the Registration Statement.

Comment No. 4

We note your disclosure on page 37 that in exchange for the contribution of the Sponsor Corps to PetIQ, Certain Sponsors will receive 5,665,574 shares of Class A common stock. We also note you will be offering 5,666,667 shares of Class A common stock in this offering. However, you state 11,751,342 shares of Class A common stock will be outstanding after this offering. Please reconcile, disclose any additional issuances and revise your disclosures as appropriate.

Response:

The Company advises the Staff that 419,102 shares of Class A common stock will be issued to certain employees of the Company as disclosed on pages iii, 12, 14, 16, 37 and 40 of the Registration Statement.

Organizational Structure Following This Offering, pages 16 and 40

Comment No. 5

Please separately reflect the economic and voting percentages for each of the Class A and Class B beneficial owners of PetIQ.

Response:

The Company has revised the disclosure on pages 16 and 40 of the Registration Statement accordingly.

July 7, 2017

Comment No. 6

Please show the percentage of New LLC interests held by each of the Continuing LLC Owners and the Sponsor Corps.

Response:

The Company has revised the disclosure on pages 16 and 40 of the Registration Statement accordingly.

Summary Historical Consolidated Financial and Other Data, page 17

Selected Consolidated Financial and Other Data, page 52 and Results of Operations, page 58

Comment No. 7

Pro forma net (loss) income per Class A common share disclosed here for the periods presented here are not consistent with such disclosures on page 49 and 51 respectively. Please revise to present consistent disclosures as appropriate or advise.

Response:

The Company has revised the disclosure on pages 52 and 58 of the Registration Statement.

The Transactions

Offering Transactions, page 39

Comment No. 8

We note the disclosure on page 37 that upon consummation of the contributions and reclassification transactions before the offering, the number of Holdco LLC interests allocated to Registrant will be 5,665,574. You also indicate on page 41 that from the proceeds of the offering Registrant will purchase 5,666,667 LLC interests from Holdco. However, you disclose that following the offering, Registrant will have 11,751,347 LLC interests equal to the shares of Class A common stock issued to Certain Sponsors and investors in this offering. Please reconcile and revise your disclosures as appropriate

Response:

The Company has revised the disclosure on pages 37 and 39 of the Registration Statement.

Use of Proceeds, page 41

Comment No. 9

We note your disclosure that from the net proceeds of the offering of $74.6 million, you intend to pay off the preference notes in the aggregate amount of $52.5 million and purchase 5,666,667 newly issued LLC interests from Holdco at purchase price per interest equal to the public offering price per share of Class A common stock. Show us how the net proceeds from the offering will be sufficient to pay off the preference notes and purchase newly issued LLC interests from Holdco. Revise your disclosures as appropriate.

July 7, 2017

Response:

The Company has revised the Use of Proceeds disclosure on page 41 of the Registration Statement.

Unaudited Pro Forma Consolidated Financial Information, page 46

Comment No. 10

Please revise to disclose the ownership of HoldCo LLC interests held by Continuing LLC owners and Registrant prior to the offering and upon completion of offering.

Response:

The Company has revised the disclosure on pages 48.1, 49 and 51 of the Registration Statement.

Unaudited Pro Forma Consolidated Balance Sheet Data as of March 31, 2017, page 48

Comment No. 11

We note that current liabilities and non-current liabilities sections of as adjusted before offering and pro forma PetIQ columns are incomplete. In addition, total of equity in transaction adjustments and as adjusted before offering columns do not foot. Please revise.

Response:

The Company has revised the disclosure on page 48 of the Registration Statement.

Comment No. 12

For each of the adjustment provided in the transaction adjustments and offering adjustments columns, please provide a footnote to explain the nature of the adjustment and how you derived the amount.

Response:

The Company has revised the disclosure on page 48.1 of the Registration Statement.

Comment No. 13

Please disclose how the deferred tax assets arose and explain the basis for recording such assets.

Response:

The Company has revised the disclosure on page 48.1 of the Registration Statement.

July 7, 2017

Comment No. 14

We note your disclosure on page 37 that Class A and Class B shares as being outstanding upon consummation of the contributions and reclassification transactions. However, no dollar amounts are shown for the Class A and Class B shares in the pro forma as adjusted before offering and pro forma PetIQ columns. In addition, number of Class A and Class B shares authorized, issued and outstanding are not presented. Please revise or advise.

Response:

The Company has revised the disclosure on page 48 of the Registration Statement.

Comment No. 15

You state on page 41 that Registrant will purchase from the net proceeds of the offering 5,666,667 newly issued LLC interests from Holdco at a purchase price per interest equal to the initial public offering price per share of Class A common stock. Show us how this transaction is reflected in the offering adjustments and Pro forma PetIQ. Revise your disclosures as appropriate.

Response:

The Company has revised the disclosure on pages 41 and 48 of the Registration Statement.

Comment No. 16

Please tell us what Holdco’s net assets were on a pro forma basis before the offering adjustments. Explain how the amounts presented in the as adjusted before offering column for Registrant’s equity and equity attributable to non-controlling interest were computed. Please explain your basis in GAAP for the amounts presented. Revise your disclosures as appropriate

Response:

The Company has revised the disclosure on pages 48 and 48.1 of the Registration Statement.

Comment No. 17

We note the amounts you plan to include in the equity section of the pro forma PetIQ column. It appears based upon your disclosures on page 49 that after the offering, the Registrant will have a 58% economic interest in Holdco and the remaining 42% economic interest will be attributable to the non-controlling interest. Please tell us what Holdco’s net assets were on a pro forma basis after the offering and explain how the amounts presented in the pro forma PetIQ column for Registrant’s equity and equity attributable to non-controlling interest were computed. If the equity attributable to non-controlling interest in the pro forma PetIQ column is not 42% of Holdco’s net assets on a pro forma basis, please explain your basis in GAAP for the amounts presented. Refer to ASC 810-10-45-23. Please consider the impact on other parts of your filing, as well.

July 7, 2017

Response:

The Company has revised the disclosure on page 48.1 of the Registration Statement.

Unaudited Pro Forma Consolidated Statement of Operations for the Quarter Ended March 31, 2017, page 49 and Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016, page 51

Comment No. 18

You state the adjustment for provision for income tax is computed at 38.1%. Show us how the amounts presented for provision for income taxes for the periods are computed and appropriate.

Response:

The Company has revised the disclosure on pages 49 and 51 of the Registration Statement.

Comment No. 19

Please revise to disclose Registrant’s economic interest in Holdco and the remaining economic interest attributable to the non-controlling interest before the offering upon consummation of the contributions and reclassification transactions.

Response:

The Company has revised the disclosure on page 48.1 of the Registration Statement.

Comment No. 20

Please present as adjusted before offering pro forma net income (loss) per Class A common share amounts.

Response:

The Company has revised the disclosure on page 48 of the Registration Statement.

Comment No. 21

We note the disclosure on page 37 that upon consummation of the contributions and reclassification transactions before the offering, the number of Holdco LLC interests allocated to Registrant and Continuing LLC will be 5,665,574 and 8,351,928 respectively. We also note Registrant will purchase 5,666,667 LLC interests from Holdco from the net proceeds of the offering. However, you present the same amount of the net income (loss) attributable to the non-controlling interest in as adjusted before offering column and the pro forma PetIQ column. Please explain how the net income (loss) attributable to the non-controlling interest and the Registrant before the offering were computed and explain your GAAP basis for the amounts presented. Revise your disclosures as appropriate.

Response:

The Company has revised the disclosure on pages 49 and 51 of the Registration Statement.

July 7, 2017

Unaudited Pro Forma Consolidated Balance Sheet Data as of December 31, 2016, page 50

Comment No. 22

Pro forma presentation should be based on the latest balance sheet included in the filing. Accordingly, please remove your unaudited pro forma consolidated balance sheet data as of December 31, 2016 or explain to us why it is required. Refer to Article 11-02(c)(1) of Regulation S-X.

Response:

The Company has deleted the unaudited pro forma consolidated balance sheet data as of December 31, 2016.

Principal Stockholders, page 95

Comment No. 23

Please clarify whether the last column in the table reflects only voting interest.

Response:

The last column reflects only voting interest and the Company has revised page 97 accordingly.

Comment No. 24

Please add columns to the table showing the percentage of common stock beneficially owned and the voting interest assuming the underwriters’ option is exercised in full.

Response:

The Company has revised the disclosure on page 97 of the Registration Statement.

*    *    *

July 7, 2017

If you have any questions regarding any of the response in this letter, please call me at (312) 558-5257.

Respectfully Submitted,

/s/ James J. Junewicz

James J. Junewicz

cc:	McCord Christensen

John Newland

Robert Mooney

Dominick P. DeChiara

Bryan C. Goldstein